File No. 812-14235

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of

AB Cap Fund, Inc.

and

AllianceBernstein L.P.

SECOND AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER OF EXEMPTION FROM CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2 THEREUNDER AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

Please send all communications and orders regarding this Second Amended and Restated Application to:

EMILIE D. WRAPP, ESQ. AllianceBernstein L.P. 1345 Avenue of the Americas New York, NY 10105	P. JAY SPINOLA, ESQ. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019

This Second Amended and Restated Application (including exhibits) consists of 33 pages.

As filed with the Securities and Exchange Commission on January 7, 2015

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF AB CAP FUND, INC. 1345 Avenue of the Americas New York, New York 10105 and ALLIANCEBERNSTEIN L.P. 1345 Avenue of the Americas New York, New York 10105 File No. 812-14235	SECOND AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER OF EXEMPTION FROM CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2 THEREUNDER AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

I.	INTRODUCTION

AB Cap Fund, Inc. (the “Corporation”), an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), that offers one or more series (each a “Series”), on its own behalf and on behalf of each Series, including the AB Multi-Manager Alternative Strategies Fund series, the AB Multi-Manager Select Retirement Allocation Fund series, the AB Multi-Manager Select 2010 Fund series, the AB Multi-Manager Select 2015 Fund series, the AB Multi-Manager Select 2020 Fund series, the AB Multi-Manager Select 2025 Fund series, the AB Multi-Manager Select 2030 Fund series, the AB Multi-Manager Select 2035 Fund series, the AB Multi-Manager Select 2040 Fund series, the AB Multi-Manager

Select 2045 Fund series, the AB Multi-Manager Select 2050 Fund series, the AB Multi-Manager Select 2055 Fund series and the AB Long/Short Multi-Manager Fund series (the “Initial Funds”), and AllianceBernstein L.P. (the “Adviser,”1 together with the Corporation, “Applicants”), the investment adviser to the Corporation and its Series, hereby submit this amended and restated application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the 1940 Act.

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of directors of the Corporation (the “Board”),2 including a majority of those Board members who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of the Corporation or of the Adviser (the “Independent Directors”), to take certain actions without obtaining shareholder approval as follows: (i) select certain investment subadvisers (each a “Subadviser” and collectively, the “Subadvisers”)3 to manage all or a portion of the assets of one or more Subadvised Funds pursuant to an investment subadvisory agreement with each Subadviser (each a “Subadvisory Agreement” and collectively, the “Subadvisory Agreements”); and (ii) materially amend Subadvisory Agreements with the Subadvisers. Such relief would include, without limitation, the replacement or reinstatement of any Subadviser with respect to which a

[1]	The term “Adviser” includes (i) AllianceBernstein L.P., and (ii) any investment adviser controlling, controlled by or under common control with, AllianceBernstein L.P. or its successors. For purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[2]	The term “Board” also includes the board of trustees or directors of any existing or future Subadvised Fund (as defined below).
[3]	The requested relief set forth in this Application will not extend to any subadviser that is an “affiliated person,” as such term is defined in Section 2(a)(3) of the 1940 Act, of the Corporation or a Subadvised Fund (as defined below) or the Adviser other than by reason of serving as Subadviser to a Subadvised Fund (an “Affiliated Subadviser”).

Subadvisory Agreement has automatically terminated as a result of an “assignment,” within the meaning of Section 2(a)(4) of the 1940 Act. Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Subadvised Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.

Applicants request that the relief sought herein apply to Applicants, as well as to any existing or future Series of the Corporation and to any other existing or future registered open-end investment company or series thereof that: (a) is advised by the Adviser (any such series or investment company, including without limitation the Corporation, the Initial Funds and any Series of the Corporation, a “Fund”); (b) uses the manager of managers structure described in this Application (“Manager of Managers Structure”); and (c) complies with the terms and conditions of this Application (the “Subadvised Funds,” and each a “Subadvised Fund”). The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an Applicant, and the Series that currently intend to rely on the requested order are identified in this Application as Initial Funds. Any entity that relies on the requested order will do so only in accordance with the terms and conditions of this Application.

If the name of any Subadvised Fund contains the name of a subadviser, the name of the Adviser that serves as the primary adviser to that Subadvised Fund or a trademark or trade name that is owned by or publicly used to identify that Adviser will precede the name of the subadviser.

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Subadvised Fund the services of one or more Subadvisers believed by the Adviser and the Board of that Subadvised Fund to be suited to manage all or a portion of the assets of that Fund, and to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of Subadvised Fund shareholders. Under this Manager of Managers Structure, the Adviser will evaluate, allocate assets to and oversee the Subadvisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Subadvisers.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that without this relief, the Subadvised Funds may be (i) precluded from promptly and timely hiring Subadvisers or materially amending Subadvisory Agreements, or (ii) subject to delays and additional expense of proxy solicitation when hiring Subadvisers or materially amending Subadvisory Agreements considered appropriate by the Adviser and the Board.

II.	BACKGROUND

A.	The Corporation

The Corporation is incorporated under the laws of the State of Maryland. The Corporation is registered under the 1940 Act as an open-end management investment company. The Corporation currently consists of several Series, including the Initial Funds, that each offers shares with its own distinct investment objectives, policies and restrictions.

The Board currently consists of nine individuals, eight of whom are Independent Directors of the Corporation. AllianceBernstein L.P. serves as the “investment adviser,” as defined in Section 2(a)(20)(A) of the 1940 Act, to the Initial Funds.4

B.	FUTURE SUBADVISED FUNDS

Each future Subadvised Fund will be a registered open-end investment company or series thereof. At least a majority of the Board of each Subadvised Fund will consist of Independent Directors. Each Subadvised Fund may offer shares with its own distinct investment objectives, policies and restrictions.

Each of the Subadvised Funds (including the Series and the Initial Funds) may offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, a Subadvised Fund may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, a Subadvised Fund or any class thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.

C.	THE ADVISER

AllianceBernstein L.P. is a limited partnership organized under the laws of the state of Delaware. The Adviser is an indirect majority-owned subsidiary of AXA, a societe anonyme organized under the laws of France and the holding company for an international group of insurance and related financial services companies. The Adviser’s general partner is AllianceBernstein Corporation, an indirect wholly-owned subsidiary of AXA. The Adviser currently serves as investment adviser to the Series of the Corporation pursuant to an investment advisory agreement with the Corporation. An Adviser will serve as the investment adviser to each Subadvised Fund pursuant to an investment advisory agreement with, or on behalf of, that

[4]	The prospectus for each Subadvised Fund will contain the disclosure required by Condition 2 below at all times subsequent to the approval required by Condition 1 below.

Subadvised Fund (each an “Investment Advisory Agreement”). AllianceBernstein L.P. is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser’s current business address is 1345 Avenue of the Americas, New York, New York 10105. Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act.

Each Investment Advisory Agreement will permit the Adviser to manage the investment and reinvestment of the assets of each Subadvised Fund and to provide management services with respect to a Subadvised Fund. The Adviser may also furnish a Subadvised Fund, from time to time, with such information, reports or analyses as the Adviser believes appropriate in carrying out its duties under an Investment Advisory Agreement. For the investment management services it provides to a Subadvised Fund, the Adviser will receive from that Subadvised Fund the fee specified in its Investment Advisory Agreement, payable monthly at an annual rate based on the average daily net assets of the Subadvised Fund. The Investment Advisory Agreement will permit the Adviser to employ persons, such as subadvisers, to assist it in performing its obligations under the Investment Advisory Agreement and to enter into Subadvisory Agreements with Subadvisers. Each Subadvisory Agreement will be approved by the applicable Board, including by a majority of the Independent Directors, in accordance with Section 15(c) of the 1940 Act. Moreover, the terms of these Subadvisory Agreements will comply fully with Section 15(a) of the 1940 Act (other than the requirement to obtain shareholder approval).

The terms of each Investment Advisory Agreement will comply with Section 15(a) of the 1940 Act. Each Investment Advisory Agreement has been, or will be, approved by the Board, including a majority of the Independent Directors, and by the shareholders of the relevant

Subadvised Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Advisory Agreements.

D.	THE SUBADVISERS

Pursuant to the authority under the Investment Advisory Agreements applicable to the Subadvised Funds, the Adviser shall have the authority to enter into Subadvisory Agreements with one or more Subadvisers to serve as Subadvisers to one or more of the Subadvised Funds. Each Subadviser will be an investment adviser as defined in Section 2(a)(20) of the 1940 Act and will be either registered with the Commission as an investment adviser under the Advisers Act or not subject to such registration. The Adviser will select Subadvisers based on the Adviser’s evaluation of the Subadviser’s skills in managing assets pursuant to particular investment styles or strategies, and recommend their hiring to the Board. Subadvisers recommended to the Board will be subject to selection and initial approval by the Board, including a majority of the Independent Directors. The Adviser may employ multiple Subadvisers for one or more of the Subadvised Funds. In those instances, the Adviser would allocate and, as appropriate, reallocate a Subadvised Fund’s assets among the Subadvisers and the Subadvisers would have management oversight of that portion of the Subadvised Fund allocated to each of them.

The Adviser will engage in a periodic analysis of the continued advisability of retaining these Subadvisers and make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of the Subadvisory Agreements, including the fees paid to the Subadvisers, with the Subadvisers and make recommendations to the Board as needed.

The specific investment decisions for each Subadvised Fund will be made by the Subadviser that has discretionary authority to invest the assets or a portion of the assets of that Subadvised Fund, subject to the general supervision of the Adviser and the Board.

Each Subadvisory Agreement will be approved by the applicable Board, including a majority of the Independent Directors, in accordance with Section 15(c) of the 1940 Act and Rule 18f-2 thereunder.5 In addition, the terms of each Subadvisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act (other than the requirement to obtain shareholder approval). Each Subadvisory Agreement will: (i) precisely describe the compensation to be paid to the Subadviser; (ii) continue in effect for more than two years from the date of its execution only so long as such continuance is specifically approved at least annually by the Board at the time and in the manner required by Section 15(c) of the 1940 Act; (iii) provide, in substance, for its termination at any time, without the payment of any penalty, by the Board or by the shareholders of the relevant Subadvised Fund on not more than sixty (60) days’ written notice to the Subadviser; and (iv) provide, in substance, for its automatic termination in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. Applicants will seek shareholder approval as required under the 1940 Act for any Subadvisory Agreement proposed to be entered into until such time as the Commission grants the exemptive relief requested herein.

For the services provided under each Subadvisory Agreement, it is currently intended that the applicable Subadviser will receive from the Adviser a fee based on a percentage of the Subadvised Fund’s average daily total or net assets or allocated portion thereof (the

[5]	Applicants acknowledge that subadvisory agreements (and amendments) that are with Affiliated Subadvisers or which raise the aggregate advisory rate charged to the Fund, will remain subject to shareholder vote regardless of any exemptive relief granted.

“Subadvisory fees”). Each Subadviser, at its discretion, may voluntarily waive all or a portion of its respective Subadvisory fee. Where the Adviser is responsible for paying Subadvisory fees to the Subadviser, the Adviser will compensate each Subadviser out of its assets. As a matter of administrative convenience, the Adviser may request that (i) amounts payable to a Subadviser by the Adviser be transmitted directly to the Subadviser by the Subadvised Fund and (ii) that such amount be deducted from amounts payable by the Subadvised Fund to the Adviser). Subadvised Funds may directly pay advisory fees to Subadvisers in the future.

Under the Manager of Managers Structure, the Adviser will supervise and monitor each applicable Subadviser’s performance and periodically recommend to the Board which Subadvisers should be retained or released. Subadviser evaluation on both a quantitative and qualitative basis will be an ongoing process. The Adviser periodically will gather and analyze certain performance information regarding the Subadvised Funds, and such other relevant information as the Adviser deems appropriate and, based on this analysis, will assess whether to recommend to the Board that a Subadviser be retained or released. In the event the Adviser believes a change in Subadvisers should be considered, the Adviser will assess replacement Subadvisers for the Subadvised Funds so that any transition can be recommended to the Board and, if approved, effected on a timely basis should a Subadviser change be warranted. Such a Subadviser change may result in the replacement of the Subadviser (either directly or in connection with the engagement of a transition manager), or termination without replacement. Absent exemptive relief, however, replacing a Subadviser would necessitate a proxy solicitation, which would involve additional expense and may delay the implementation of the change, which may not be in the best interests of the shareholders.

III.	EXEMPTION REQUESTED

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to subadvisory fees, to facilitate the selection and retention of Subadvisers and to make material changes to Subadvisory Agreements in connection with operating the Subadvised Fund. Under the requested relief, Applicants will obtain the approval of the applicable Board, including a majority of the Independent Directors, when the Adviser proposes to replace or add a Subadviser or materially change a Subadvisory Agreement, but approval by shareholders of the applicable Subadvised Fund will not be required to be sought or obtained.6

A Subadvised Fund will be required, as provided in Condition 1 below, to obtain shareholder approval of the Manager of Managers Structure before relying on the order requested in this Application. A Subadvised Fund’s prospectus will, at all times following such shareholder approval, contain the disclosure required by Condition 2 to this Application, provided that if shareholder approval of the Manager of Managers Structure is obtained prior to the requested order being granted, the Subadvised Fund’s prospectus will disclose at all times following that approval the fact that the Subadvised Fund has applied for this exemptive relief and the potential existence, substance, and effect of the requested order and the other disclosures provided for in Condition 2, below.

If the requested order is granted, each Subadvisory Agreement will comply with all the provisions required by Section 15(a) of the 1940 Act except obtaining approval by the shareholders of the affected Subadvised Fund, including that it will: (i) precisely describe the compensation to be paid by the Adviser or Subadvised Fund to the Subadviser; (ii) continue in

[6]	The Adviser acknowledges that material changes to subadvisory agreements with Affiliated Subadvisers and changes to Affiliated Subadvisers would be subject to shareholder approval. Infra note 7.

effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the time and in the manner required by Section 15(c) of the 1940 Act; (iii) provide, in substance, for the termination at any time, without the payment of any penalty, by the Adviser, the Board or the shareholders of the applicable Subadvised Fund on not more than sixty days’ written notice to the Subadviser; and (iv) provide, in substance, for its automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

IV.	APPLICABLE LAW AND DISCUSSION

A.	SHAREHOLDER VOTE

1.	Applicable Law

Section 6(c) of the 1940 Act provides, in pertinent part, that:

The Commission . . . by order upon application, may conditionally or unconditionally exempt any person . . . or any class or classes of persons . . . from any . . . provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

Section 15(a) of the 1940 Act provides, in relevant part, that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.

Rule 18f-2(c)(1) under the 1940 Act provides, in relevant part, that:

With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.

Rule 18f-2(c)(2) further provides that:

If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by [paragraph (c)(1) of this section], the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action: Provided, [t]hat the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as follows:

“Investment adviser” of an investment company means (A) any person . . . who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property . . . and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A).

Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company. Accordingly, Subadvisers are deemed to be within the statutory definition of an “investment adviser,” for purposes of Section 15 of the 1940 Act, and any Subadvisory Agreements with the Subadvisers are or will be subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Advisory Agreements. Therefore, without the exemption applied for herein, a Subadvised Fund: (a) would be prohibited from entering promptly into a new Subadvisory Agreement and any existing Subadvisory Agreement could not be materially amended; and (b) would be prohibited from continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in “control” unless the Adviser and/or the particular Subadvised Fund involved were to incur the costs of convening a special meeting of Subadvised Fund shareholders to approve the Subadviser’s selection and/or the change in the Subadvisory Agreement.

For the reasons set forth below and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder to eliminate the need for the Adviser and the Subadvised Funds to submit Subadvisory Agreements to the affected shareholders for approval prior to entering into or materially amending a Subadvisory Agreement.

2.	Discussion

Applicants seek relief to permit a Subadvised Fund and/or the Adviser to enter into and materially amend a Subadvisory Agreement, subject to the approval of the Board, including a majority of the Independent Directors, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser intends to operate each Subadvised Fund in a manner that is different from that of traditional investment companies having a single investment adviser (a “Single-Manager Fund”); (2) the relief will benefit shareholders by enabling each Subadvised Fund to operate in a less costly and more efficient manner; and (3) Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

(a)	Necessary or Appropriate in the Public Interest

In the case of a Single-Manager Fund, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. In the case of a Subadvised Fund, the Adviser will not normally make the day-to-day investment decisions for the Subadvised Fund. Instead, the Adviser will establish an investment program for each Subadvised Fund and select, supervise, and evaluate the Subadvisers who make the day-to-day investment decisions for each Subadvised Fund. In performing this service, the Adviser will be able to select those Subadvisers best suited to manage a particular Subadvised Fund in light of the Subadvised Fund’s strategies and the market sectors in which it invests.

From the perspective of the shareholder, the role of the Subadviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a Single-Manager Fund. The individual portfolio managers and the Subadvisers are each charged with the selection of portfolio investments in accordance with a Subadvised Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to the Subadvised Fund. Applicants believe that shareholders will expect the Adviser, subject to the review and approval of the Board, to select one or more Subadvisers that the Adviser has reasonably determined are well suited to achieve the Subadvised Fund’s investment objective. Shareholders of Single-Manager Funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate each applicable Subadviser out of the investment management fee or from other Adviser assets unless the Subadvised Fund compensates the Subadviser out of fund assets. Under the Single-Manager Fund structure, shareholders do not vote on the selection of individual portfolio managers or changes in their compensation. There is no compelling policy reason why the Subadvised Fund’s shareholders should be required to approve the relationship between the Subadvisers and each applicable Subadvised Fund when shareholders of a Single-Manager Fund are not required to approve the substantially equivalent relationship between an investment adviser and its portfolio managers.

In the absence of exemptive relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, when a new Subadviser is proposed for retention by a Subadvised Fund, shareholders of that Subadvised Fund would be required to approve the Subadvisory Agreement with that Subadviser.7 Similarly, if an existing Subadvisory Agreement were to be amended in any material respect, the shareholders of the affected Subadvised Fund would be required to approve the change. Moreover, if a Subadvisory Agreement were “assigned” as a result of a change in control of the Subadviser, the shareholders of the affected Subadvised Fund would be required to approve retaining the existing Subadviser. In all these instances, the need for shareholder approval requires the affected Subadvised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Subadviser or one whose management team has parted ways with the Subadviser, potentially harmful to the affected Subadvised Fund and its shareholders.

Applicants believe that permitting the Adviser to perform the duties for which the shareholders of a Subadvised Fund are paying the Adviser (which include the selection, supervision and evaluation of the Subadvisers) — without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Fund’s shareholders and will allow the Subadvised Fund to operate more efficiently. Neither the Corporation nor any future Subadvised Fund is expected to be required to hold an annual shareholder meeting. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary

[7]

There are limited exceptions for the Subadvised Fund to appoint Affiliated Subadvisers and amend existing agreements with such Subadvisers. See, e.g., Wells Fargo Bank, N.A., SEC No-Action Letter (Mar. 31, 1998). See also rule 2a-6 under the 1940 Act. As stated above, no relief is being sought hereunder with respect to Affiliated Subadvisers.

quorums), the Subadvised Fund will be able to replace Subadvisers more quickly and at less cost, when the Board, including a majority of the Independent Directors, and the Adviser believes that a change would benefit a Subadvised Fund and its shareholders. Without the requested relief, for example, if a Subadviser were to resign unexpectedly or undergo a change of control, the affected Subadvised Fund(s) may be left to operate without a Subadviser or with less than what the Adviser may consider to be an optimum number or mix of Subadvisers. The sudden loss of the Subadviser could be highly disruptive to the operation of the Subadvised Fund.

(b)	Consistent with the Protection of Investors

Primary responsibility for management of a Subadvised Fund’s assets, including the selection and supervision of the Subadvisers, is vested in the Adviser, subject to the oversight of the Board. Each Investment Advisory Agreement will remain fully subject to the requirements of Section 15(a) under the 1940 Act and Rule 18f-2 thereunder, including the requirement for approval by shareholders. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of the management structure of the Subadvised Fund, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most able Subadvisers.

In evaluating the services that a Subadviser will provide to a Subadvised Fund, the Adviser may consider certain information, including, but not limited to, the following:

(1)

the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods to ensure compliance with the investment objectives, policies and restrictions of the Subadvised Fund;

(2)

a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Subadvised Fund, and the ability of the Subadviser to attract and retain capable personnel;

(3)	information regarding the financial condition and stability of the Subadviser; and

(4)

reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Subadviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In addition, the Adviser and the Board will consider the Subadviser’s compensation with respect to each Subadvised Fund for which the Subadviser will provide portfolio management services. The Subadviser’s fee bears on the amount and reasonableness of the Adviser’s fee payable by a Subadvised Fund. Accordingly, the Adviser and Board will analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and Board may consider certain information, including, but not limited to, the following:

(1)	a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2)

comparisons of the proposed fees to be paid to each Subadviser of each applicable Subadvised Fund with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially pooled funds and accounts having similar investment objectives; and

(3)	data with respect to the projected expense ratios of each applicable Subadvised Fund and comparisons with other mutual funds of comparable size.

If the relief requested is granted, shareholders of a Subadvised Fund will receive adequate information about the Subadvisers. The prospectus and statement of additional information (“SAI”) for each Subadvised Fund will include all information required by Form N-1A concerning the Subadvisers of the applicable Subadvised Fund (except as modified to permit Aggregate Fee Disclosure as defined in this Application). If a new Subadviser is retained or a Subadvisory Agreement materially amended, the affected Subadvised Fund’s prospectus and SAI will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended. If new Subadvisers are hired, the Subadvised Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Subadviser is hired for any Subadvised Fund, that Subadvised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;8 and (b) the Subadvised Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager

[8]

A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Funds.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified below by the requested order to permit Aggregate Fee Disclosure (defined below). Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Section 15(c) of the 1940 Act before entering into or amending Subadvisory Agreements.

(c)	Consistent with the Policy and Provisions of the 1940 Act

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including Subadvisory contracts.9 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.10 The relief sought in this Application is fully consistent with this public policy.

The Investment Advisory Agreement for each Subadvised Fund and subadvisory agreements with Affiliated Subadvisers (if any) will continue to be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The prospectus of each Subadvised Fund will disclose that the Adviser is the primary provider of investment advisory services to the Subadvised Fund, and, if the requested relief is granted, that the Adviser may hire or change Subadvisers for the Subadvised Fund, as appropriate, and that

[9]	See Section 1(b)(6) of the 1940 Act.
[10]	Hearings on S. 3580 before a Subcomm. Of the State Comm. On Banking and Currency, 76th Cong. 3d Sess. 253 (1940) (statement of David Schenker).

the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination and replacement. In a Single-Manager Fund, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. Additionally, if a shareholder of a Subadvised Fund is dissatisfied with the Adviser’s selection of a Subadviser or a material change in a Subadvisory Agreement, the shareholder may exchange their shares for those of another Fund or may redeem their shares.

B.	DISCLOSURE OF SUBADVISERS’ FEES

1.	Applicable Law

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser...under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory agreement, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require a Subadvised Fund to disclose the fees paid to a Subadviser in connection with a Subadvisory Agreement or with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Subadvised Fund’s financial statements to disclose information concerning fees paid to a Subadviser, the nature of a Subadviser’s affiliations, if any, with the Adviser, and the names of any Subadviser accounting for 5% or more of the aggregate fees paid to the Adviser.

For the reasons and subject to the conditions below, Applicants seek an order under Section 6(c) of the 1940 Act, to the extent described herein, to permit each Subadvised Fund to disclose (as a dollar amount and a percentage of a Subadvised Fund’s total or net assets) only (i) the aggregate fees paid to the Subadvised Fund’s Adviser and any Affiliated Subadvisers, and (ii) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees paid to each Subadviser pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A of the Exchange Act and Section 6-07(2)(a), (b) and (c) of Regulation S-X. All other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed. For a Subadvised Fund that employs an Affiliated Subadviser, the Subadvised Fund will provide separate disclosure of any fees paid to such Affiliated Subadviser.

2.	Discussion

Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (1) the Adviser will operate the Subadvised Funds using the services of one or more Subadvisers in a manner different from that of Single-Manager Funds such that disclosure of the individual fees that the Adviser or Subadvised Funds would pay to each Subadviser would not be relevant to a shareholder or prospective shareholder in understanding the aggregate amount that the fund would pay for investment advisory services; (2) the relief would benefit shareholders by enabling the Subadvised Funds to operate in a less costly and more efficient manner, for example, by facilitating the Adviser’s ability to negotiate and manage subadvisory relationships; and (3) Applicants would consent to a number of conditions that adequately address disclosure concerns.

As noted above, the Adviser intends to operate the Subadvised Funds in a manner different from a Single-Manager Fund. By investing in a Subadvised Fund, shareholders are hiring the Adviser to manage the Subadvised Fund’s assets by evaluating, monitoring and recommending Subadvisers and allocating assets of the Subadvised Fund among Subadvisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, is responsible for overseeing the Subadvisers and recommending their hiring, termination and replacement. In return, the Adviser receives an advisory fee from each Subadvised Fund. Pursuant to the relevant Subadvisory Agreement, the Adviser may compensate a Subadviser out of its advisory fees or its own assets or, as a matter of administrative convenience, the Subadvised Fund may pay the Subadviser the amount the Adviser owes it and reduce the amount of advisory fees it pays the Adviser by the amount of Subadvisory fees it has paid to the Subadviser. Disclosure of the individual fees that the Adviser or Subadvised Fund would pay to a Subadviser would not be relevant to a shareholder’s understanding of amounts paid by a Subadvised Fund for advisory services since the Subadvised Fund would pay the Adviser to monitor, evaluate and compensate each Subadviser. The fees negotiated between the Adviser and the Subadvisers would be the functional equivalent of requiring Single-Manager Funds to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a Single-Manager Fund, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised

Fund, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Subadvisers, recommending the Subadvisers’ selection and termination (if necessary), and negotiating the compensation of the Subadvisers. The disclosure relief requested would be consistent with the Commission’s current disclosure requirements applicable to the compensation of fund portfolio managers.11

The requested relief would benefit shareholders of the Subadvised Funds because it would improve the Adviser’s ability to negotiate the fees paid to Subadvisers. The Adviser’s ability to negotiate with the various Subadvisers would be adversely affected by public disclosure of fees paid to each Subadviser. If the Adviser is not required to disclose the Subadvisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Subadviser’s “posted” amounts. Moreover, if one Subadviser is aware of the advisory fee paid to another Subadviser, the Subadviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Subadvisers to negotiate lower Subadvisory fees with the Adviser if the lower fees are not required to be made public.

C.	PRECEDENT

Applicants note that the Commission has granted substantially similar relief requested herein from Section 15(a) and Rule 18f-2 and also from the disclosure requirements of the rules and forms discussed herein to the applicants in Equinox Funds Trust, et al., Release Nos. 30673 (August 23, 2013) (notice) and 30691 (September 19, 2013) (order); Grosvenor Alternative Funds Master Trust, et al., Release Nos. 30599 (August 5, 2013) (notice) and 30648 (August 12,

[11]

See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Fund, the SAI will describe the structure and method used to determine the compensation received by a portfolio manager employed by a Subadviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Fund, the SAI will describe the structure of, and method used to determine, the compensation received by the Subadviser.

2013) (order); Goldman Sachs Trust II, Goldman Sachs Asset Management, L.P., and Goldman Sachs Asset Management International, Release Nos. 30496 (April 29, 2013) (notice) and 30542 (May 29, 2013) (order); Arden Investment Series Trust and Arden Asset Management LLC, Release Nos. 30255 (November 2, 2012) (notice) and 30283 (November 28, 2012) (order); Trust for Professional Managers, et al., Release Nos. 30235 (October 18, 2012) (notice) and 30263 (November 14, 2012) (order); PACE Select Advisors Trust and UBS Global Asset Management (Americas) Inc., Release Nos. 30224 (September 27, 2012) (notice) and 32041 (October 23, 2012) (order); Neuberger Berman Alternative Funds, et al., Release Nos. 30206 (September 8, 2012) (notice) and 30232 (October 15, 2012) (order); Cash Account Trust, et al., Release Nos. 30151 (July 25, 2012) (notice) and 30172 (August 20, 2012) (order); IndexIQ Advisors LLC, et al., Release Nos. 30130 (July 9, 2012) (notice) and 30161 (August 3, 2012) (order); Advisors Series Trust and Orinda Asset Management, LLC, Release Nos. 30043 (April 23, 2012) (notice) and 30065 (May 21, 2012) (order); Domini Social Investment Trust and Domini Social Investments LLC 29984 (March 21, 2012) (notice) and 30035 (April 17, 2012) (order); Preservation Trust Advisors, LLC and Northern Lights Fund Trust, Release Nos. 29937 (January 26, 2012) (notice) and 29951 (February 22, 2012) (order); and Pax World Funds Management Series Trust I and Pax World Management LLC, Release Nos. 29751 (August 1, 2011) (notice) and 29783 (September 7, 2011) (order).

V.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1)

Before a Subadvised Fund may rely on the order requested herein, the operation of the Subadvised Fund in the manner described in this Application will be approved by a majority of the Subadvised Fund’s outstanding voting securities as defined in the 1940 Act, or, in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Fund’s shares are offered to the public.

(2)

The prospectus for each Subadvised Fund will disclose the existence, substance, and effect of any order granted pursuant to the Application. In addition, each Subadvised Fund will hold itself out to the public as employing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Subadvisers and recommend their hiring, termination, and replacement.

(3)	Subadvised Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.

(4)

The Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser unless such agreement, including the compensation to be paid thereunder, has been approved by the shareholders of the applicable Subadvised Fund.

(5)

At all times, at least a majority of the Board will be Independent Directors, and the selection and nomination of new or additional Independent Directors will be placed within the discretion of the then-existing Independent Directors.

(6)

Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Directors. The selection of such counsel will be within the discretion of the then-existing Independent Directors.

(7)

Whenever a subadviser change is proposed for a Subadvised Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Directors, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Subadvised Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

(8)	Whenever a subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

(9)

The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Fund basis. The information will reflect the impact on profitability of the hiring or termination of any subadviser during the applicable quarter.

(10)

The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund’s assets, and subject to review and approval of the Board, will (i) set the Subadvised Fund’s overall investment strategies, (ii) evaluate, select, and recommend Subadvisers to manage all or a portion of the Subadvised Fund’s assets, (iii) allocate and, when appropriate, reallocate the Subadvised Fund’s assets among Subadvisers, (iv) monitor and evaluate the Subadvisers’ performance, and (v) implement procedures reasonably designed to ensure that Subadvisers comply with the Subadvised Fund’s investment objective, policies and restrictions.

(11)

No Director or officer of a Subadvised Fund or director, manager or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

(12)	Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

(13)

In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

(14)

Any new Subadvisory Agreement or any changes to an Investment Advisory Agreement or to a Subadvisory Agreement that directly or indirectly results in an increase in the aggregate advisory rate charged to a Subadvised Fund will be required to be approved by the shareholders of the Subadvised Fund.

VI.	PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, Applicants state that its address is as indicated on the first page of this Application. The Applicants further state that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 and B-2 of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of the date set forth on the first page of the Application:

ALLIANCEBERNSTEIN L.P.

By:	/s/ Emilie D. Wrapp
Name: Emilie D. Wrapp
Title: Assistant Secretary of AllianceBernstein Corporation, the general partner of AllianceBernstein, L.P.

AB CAP FUND, INC.

By:	/s/ Eric C. Freed
Name: Eric C. Freed
Title: Assistant Secretary

Exhibit A

RESOLUTIONS OF BOARD OF DIRECTORS OF AB CAP FUND, INC.

RESOLVED, that the appropriate officers of the Corporation be, and hereby are, authorized and empowered to file on behalf of the Corporation an application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Corporation and AllianceBernstein L.P. (“Adviser”) from

(i)

the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the supervision of the Corporation’s Board of Directors, to appoint new sub-advisers to each series for which the Adviser serves as investment adviser (each a “Fund”) and to make material changes to the sub-advisory agreements with sub-advisers to the Funds without obtaining shareholder approval of the applicable Fund; and

(ii)	certain disclosures applicable to the Corporation.

RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.

RESOLUTIONS OF BOARD OF DIRECTORS OF ALLIANCEBERNSTEIN CORPORATION, THE GENERAL PARTNER OF ALLIANCEBERNSTEIN, L.P.

RESOLVED, That the Chairman of the Board, the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Controller, the Treasurer, the General Counsel, the Chief Compliance Officer, the Corporate Secretary and any Assistant Secretary of the Corporation, be, and each of them hereby is, authorized to enter into, execute and deliver any contract, agreement, conveyance or any other instrument for and on behalf of AllianceBernstein L.P. (“AllianceBernstein” or the “Partnership”) and AllianceBernstein Holding L.P. (“AllianceBernstein Holding” and, together with the Partnership, the “Partnerships”), including advisory agreements with clients of AllianceBernstein or AllianceBernstein Holding, that may be deemed necessary or appropriate for the normal course of business of AllianceBernstein or AllianceBernstein Holding without further action or resolution of the Board, and the Corporate Secretary or any Assistant Secretary of the Corporation is hereby authorized and directed to affix the corporate seal thereto and attest the same by his or her signature.

A-1

Exhibit B-1

AB CAP FUND, INC.

Verification

The undersigned states that he has duly executed the attached Application dated January 7, 2015 for and on behalf of AB Cap Fund, Inc.; that he is an Assistant Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

AB CAP FUND, INC.

By:	/s/ Eric C. Freed
Name: Eric C. Freed
Title: Assistant Secretary
Date: January 7, 2015

B-1

Exhibit B-2

ALLIANCEBERNSTEIN L.P.

Verification

The undersigned states that she has duly executed the attached Application dated January 7, 2015 for and on behalf of AllianceBernstein L.P. (the “Adviser”); that she is an Assistant Secretary of AllianceBernstein Corporation, the general partner of the Adviser; and that all action by stockholders, directors, partners and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

ALLIANCEBERNSTEIN L.P.

By:	/s/ Emilie D. Wrapp
Name: Emilie D. Wrapp Title: Assistant Secretary of AllianceBernstein Corporation, General Partner of AllianceBernstein, L.P. Date: January 7, 2015

B-2